EXHIBIT 99.1

Neptune Believes the Australian Patent Office Will Reconsider Its Grant of Aker's Australian Patent

LAVAL, Quebec, May 22, 2012 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq:NEPT) (TSX:NTB) announces that it has filed for Reexamination of Aker Biomarine's granted Australian patent (AU2008231570).

While Neptune is secure in its conclusion that this patent has no impact on its position as the leading krill oil provider to the Australian market, it firmly believes that Aker's patent is invalid.

Specifically, there are clear disclosures in prior printed publications and patents, some of which pre-date Aker's application by almost twenty years, which teach exactly what Aker claims to have invented. Furthermore, and tellingly, it is noted that both the United States and European Patent Offices have rejected these claims, or narrower versions thereof, for lack of novelty and obviousness. Accordingly, in light of the prior printed publications and patents put forth in this Reexamination Request, Neptune believes the Australian Patent Office will reconsider its grant of Aker's patent and declare the recently-issued claims to be unpatentable.

As stated by Henri Harland, President and CEO of Neptune, "Aker's new patent has no bearing on our business - not only do we not infringe the patent, we could invoke the Australian statutory prior use defense for complete protection against a claim of infringement. Nevertheless, the patent is clearly invalid and therefore, for the sake of fairness, should be reexamined. Further, Neptune is the pioneer in the krill oil industry and, as such, we owe it to our clients to ensure that we prevent invalid patents from being issued. We are confident that the Australian Patent Office will agree that Aker's patent is invalid."

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune's products are marketed and distributed in over 30 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma (TSX-V:APO) is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma's proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by astaxanthin, a potent antioxidant. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com
         www.howardgroupinc.com